

January 27, 2011

By Facsimile and U.S. Mail

Mr. Charles Bitters
Chief Financial Officer
American Energy Production, Inc.
6073 Hwy 281 South
Mineral Wells, TX 76067

     Re: American Energy Production, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed May 14, 2010
            Response Letter Dated September 22, 2010
            Response Letter Dated December 7, 2010
            File No. 0-50436

Dear Mr. Bitters:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

For 10-K for Fiscal Year Ended December 31, 2009

1.   We note your response to prior comment one, which includes the resume of Cullen Thomas, but lacks a response to the other items requested. As such, we reissue the prior comment and request that you refer to Item 1202(a)(7) of Regulation S-K and disclose:

- the name(s) and qualifications of the person(s) overseeing Cullen Thomas' preparation of the reserves estimate; and

- provide a detailed description of the internal controls used in your reserve estimation efforts.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief